

July 2, 2013

Via E-mail
Lynn Atchison
Chief Financial Officer
HomeAway, Inc.
1011 W. Fifth Street, Suite 300
Austin, TX 78703

>   **Re: HomeAway, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2012**
>   **Filed February 27, 2013**
>   **File No. 001-35215**

Dear Ms. Atchison:

We have reviewed your letter dated June 17, 2013 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to prior comment 1. Item 5.07(d) of Form 8-K requires you, after your shareholders have voted, to disclose the company's decision in light of such vote as to how frequently the company will include a shareholder vote on the compensation of executives. For guidance, refer to Section II.B.5 of SEC Release No. 33-9178 ("Item 5.07 of Form 8-K requires an issuer to disclose its decision regarding how frequently it will conduct shareholder advisory votes on executive compensation following each shareholder vote on the frequency of say-on-pay votes"). As an alternative to including this disclosure in an Item 5.07 Form 8-K, General Instruction B.3 to Form 8-K provides that the company may report this information in a periodic report filed after the shareholder vote, and on or before the date that an Item 5.07 Form 8-K would otherwise be due. For guidance, refer to Question 121A.04 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Exchange Act

Form 8-K. We do not agree that this does not implicate General Instruction I.A.3(b) of Form S-3. For guidance, refer to Note 168 of SEC Release No. 33-9178.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 11. Executive Compensation, page 69 (Incorporated by Reference From Definitive Proxy Statement on Schedule 14A Filed April 26, 2013)

Executive Compensation

Executive Compensation Program Components

Annual Cash Bonuses, page 24

2.   We note your response to prior comment 5. GAAP revenue and Adjusted EBITDA targets are material to your compensation policies and decisions and play an important role in the way you incentivize management. Both are extremely broad company-wide corporate metrics that are publicly reported. It is still unclear how competitors could pull together specific information about your future operations and strategy from disclosure of your GAAP revenue and Adjusted EBITDA targets and the weight attributed to them. Targets based on these metrics do not appear to constitute confidential commercial or financial information, the disclosure of which would result in substantial competitive harm. Please advise.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Evan Jacobson, Staff Attorney, at (202) 551-3428 or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant